

October 7, 2022

Richard D. Fairbank
Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

      Re: Capital One Financial Corporation
          Definitive Proxy Statement on Schedule 14A
          Filed March 21, 2022
          File No. 001-13300

Dear Richard D. Fairbank:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program